UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TORM A/S
 (Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share
(Title of Class of Securities)

891072100*
(CUSIP Number)

*CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.
The Common Shares are not publicly traded in the United States.

Dawna Ferguson
Company Secretary
Inverbeg Shipping Ltd.
Clarendon House, 2 Church Street
Hamilton HM11, Bermuda
(441) 295 1422

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Inverbeg Shipping Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,719,621(1)
	8.	Shared Voting Power 655,200,000(2)
	9.	Sole Dispositive Power 33,719,621
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person CO
(1)
Represents the shares issued to Inverbeg Shipping Limited pursuant to the Restructuring Agreement (as defined in Item 2 below).  Other than with respect to certain matters relating to the Restructuring (as defined in Item 2 below), the Reporting Person retains sole discretion with respect to the voting of such shares.

(2)
Represents the shares issued to Inverbeg Shipping Limited and the other creditors or their nominated affiliates parties to the Restructuring Agreement.  Beneficial ownership of the above referenced securities is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such securities as a result of the Restructuring Agreement, pursuant to which the creditors parties thereto have received such securities and have agreed to vote to approve certain amendments to the Article of Association of the Issuer and pass certain other resolutions at an extraordinary general meeting of shareholders, as more fully described in Item 2.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by such other creditors or their nominated affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Inverie Shipping Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,719,621(1)
	8.	Shared Voting Power 655,200,000(2)
	9.	Sole Dispositive Power 33,719,621
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person CO, HC
(1)
Represents the shares issued to Inverbeg Shipping Limited pursuant to the Restructuring Agreement (as defined in Item 2 below).  Other than with respect to certain matters relating to the Restructuring (as defined in Item 2 below), the Reporting Person retains sole discretion with respect to the voting of such shares.

(2)
Represents the shares issued to Inverbeg Shipping Limited and the other creditors or their nominated affiliates parties to the Restructuring Agreement.  Beneficial ownership of the above referenced securities is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such securities as a result of the Restructuring Agreement, pursuant to which the creditors parties thereto have received such securities and have agreed to vote to approve certain amendments to the Article of Association of the Issuer and pass certain other resolutions at an extraordinary general meeting of shareholders, as more fully described in Item 2.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by such other creditors or their nominated affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Kontiki Shipping Pte Ltd

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,719,621(1)
	8.	Shared Voting Power 655,200,000(2)
	9.	Sole Dispositive Power 33,719,621
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person CO, HC
(1)
Represents the shares issued to Inverbeg Shipping Limited pursuant to the Restructuring Agreement (as defined in Item 2 below).  Other than with respect to certain matters relating to the Restructuring (as defined in Item 2 below), the Reporting Person retains sole discretion with respect to the voting of such shares.

(2)
Represents the shares issued to Inverbeg Shipping Limited and the other creditors or their nominated affiliates parties to the Restructuring Agreement.  Beneficial ownership of the above referenced securities is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such securities as a result of the Restructuring Agreement, pursuant to which the creditors parties thereto have received such securities and have agreed to vote to approve certain amendments to the Article of Association of the Issuer and pass certain other resolutions at an extraordinary general meeting of shareholders, as more fully described in Item 2.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by such other creditors or their nominated affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Denholm Shipping Company Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,719,621(1)
	8.	Shared Voting Power 655,200,000(2)
	9.	Sole Dispositive Power 33,719,621
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person CO, HC
(1)
Represents the shares issued to Inverbeg Shipping Limited pursuant to the Restructuring Agreement (as defined in Item 2 below).  Other than with respect to certain matters relating to the Restructuring (as defined in Item 2 below), the Reporting Person retains sole discretion with respect to the voting of such shares.

(2)
Represents the shares issued to Inverbeg Shipping Limited and the other creditors or their nominated affiliates parties to the Restructuring Agreement.  Beneficial ownership of the above referenced securities is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such securities as a result of the Restructuring Agreement, pursuant to which the creditors parties thereto have received such securities and have agreed to vote to approve certain amendments to the Article of Association of the Issuer and pass certain other resolutions at an extraordinary general meeting of shareholders, as more fully described in Item 2.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by such other creditors or their nominated affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person J. & J. Denholm Limited

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization England
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,719,621(1)
	8.	Shared Voting Power 655,200,000(2)
	9.	Sole Dispositive Power 33,719,621
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person CO, HC
(1)
Represents the shares issued to Inverbeg Shipping Limited pursuant to the Restructuring Agreement (as defined in Item 2 below).  Other than with respect to certain matters relating to the Restructuring (as defined in Item 2 below), the Reporting Person retains sole discretion with respect to the voting of such shares.

(2)
Represents the shares issued to Inverbeg Shipping Limited and the other creditors or their nominated affiliates parties to the Restructuring Agreement.  Beneficial ownership of the above referenced securities is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such securities as a result of the Restructuring Agreement, pursuant to which the creditors parties thereto have received such securities and have agreed to vote to approve certain amendments to the Article of Association of the Issuer and pass certain other resolutions at an extraordinary general meeting of shareholders, as more fully described in Item 2.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any securities owned by such other creditors or their nominated affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

The name of the issuer is Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. This Schedule 13D relates to the Issuer’s common shares, par value 0.01 Danish Kroner (“DKK”) per share (the “Common Shares”). The Common Shares do not trade on a national securities exchange, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), only in connection with the registration of American Depositary Shares (as evidenced by American Depositary Receipts (“ADSs”)), pursuant to the requirements of the U.S. Securities and Exchange Commission. For the purpose of calculating beneficial ownership of Common Shares as reported herein, ADSs, each representing one Common Share, are considered the same class of equity security as the Common Shares.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of:

(i) Inverbeg Shipping Limited (“Inverbeg”), a company organized under the laws of Bermuda principally engaged in acquiring vessels and making shipping-related investments. The registered office of Inverbeg is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(ii) Inverie Shipping Limited (“Inverie”), a company organized under the laws of Bermuda principally engaged as a holding company for entities acquiring vessels and making shipping-related investments. The registered office of Inverie is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

(iii) Kontiki Shipping Pte Ltd (“Kontiki”), a company organized under the laws of Singapore principally engaged in shipping-related activities. The registered office of Kontiki is 10 Anson Road, #10-24 International Plaza, Singapore 079903.

(iv) Denholm Shipping Company Limited (“Denholm Shipping”), a company organized under the laws of England principally engaged as a holding company for shipping-related activities. The registered office of Denholm Shipping is 78 Cornhill, London EC3V 3QQ, England.

(v) J. & J. Denholm Limited (“J&J Denholm”), a corporation organized under the laws of England principally engaged as a group holding company. The registered office of J&J Denholm is 78 Cornhill, London EC3V 3QQ, England.

Inverbeg is a wholly-owned subsidiary of Inverie; Inverie is jointly owned by Kontiki and Denholm Shipping, and Denholm Shipping is a wholly-owned subsidiary of J&J Denholm.

Inverbeg, Inverie, Kontiki, Denholm Shipping and J&J Denholm are herein referred to as the “Reporting Persons” and each as a “Reporting Person”.

On October 2, 2012, a Restructuring Agreement was entered into among the Issuer, Torm Singapore Pte. Ltd., Danske Bank A/S as Co-ordinator and Nordea Bank Danmark A/S as proposed Security Agent and the creditors (including BNP Paribas) and other parties named therein (the “Restructuring Agreement”). The Restructuring Agreement is the result of negotiations between the Issuer, Torm Singapore Pte. Ltd and their financial creditors regarding the terms of the financial restructuring of the Issuer and its subsidiaries and sets out the basis upon which the Issuer’s secured lenders have agreed to amend the terms of their existing loan documentation and the manner in which the Issuer’s unsecured time charter and bareboat contract counterparts have agreed to amend their existing contracts (the “Restructuring”). Pursuant to the Restructuring, among other things, the terms governing substantially all of the Issuer’s outstanding indebtedness (including indebtedness held or acquired by BNP Paribas) were amended by the entry into a Framework Agreement. In consideration for its participation in the Restructuring, BNP Paribas is entitled, among other things, to receive 33,719,621 Common Shares of the Issuer, representing approximately 4.6% of the outstanding Common Shares of the Issuer on a post-Restructuring basis.  Common Shares issued pursuant to the Restructuring Agreement on a private basis and subject to Danish listing requirements will represent approximately 90.0% of the Issuer’s outstanding equity on a post-Restructuring basis.

The Restructuring Agreement permits each creditor to elect a third party (a “Nominated Affiliate”) to receive the Common Shares to which it is entitled in the Restructuring.  On October 26, 2012, BNP Paribas and Inverbeg entered into a Nominated Affiliate Deed (the “Deed”), pursuant to which BNP Paribas has nominated Inverbeg as its Nominated Affiliate to receive the Common Shares otherwise issuable to BNP Paribas. Inverbeg is not an “affiliate” of BNP Paribas within the meaning of Rule 12b-2 under the Exchange Act. Under the Deed, Inverbeg has full legal and beneficial ownership of the Common Shares issued to it, including the right to receive all dividend and other income arising in relation to the Common Shares and to exercise any voting or other rights in relation to the Common Shares in its sole discretion. In consideration for the issuance of Common Shares to it, Inverbeg has agreed to share with BNP Paribas any net proceeds (calculated as set forth in the Deed) it receives upon the sale of the Common Shares (the “Deferred Consideration”). The arrangements under the Deed relating to the Common Shares only relate to the Common Shares issued to Inverbeg in the Restructuring. Inverbeg is not a party to the Restructuring Agreement but has agreed to fulfill the obligations of a Nominated Affiliate under the Restructuring Agreement.

Pursuant to its role as Nominated Affiliate of BNP Paribas under the Restructuring Agreement, Inverbeg received 33,719,621 Common Shares of the Issuer on November 5, 2012 which represent approximately 4.6% of the outstanding Common Shares of the Issuer following completion of the Restructuring.

Under the Restructuring Agreement, within three months (or such longer period as may be agreed) after the date on which all documents, agreements and instruments required to implement and consummate the Restructuring and the implementation plan have been signed and have become effective, and upon which Danske Bank A/S (acting as Co-ordinator) receives confirmation and thereafter gives written notice to each of the other parties that all conditions precedent to the restructuring documents have been satisfied or waived (the “Restructuring Effective Date”), the Issuer has undertaken to use its best efforts to ensure that the Common Shares issued in the Restructuring are listed and admitted to trading on the Nasdaq OMX Copenhagen A/S.  The new shareholders have not undertaken any lock-up obligations with respect to the Issuer.  However, the new shareholders are prohibited from depositing Common Shares in exchange for the ADSs governed by the Deposit Agreement between the Issuer and Bankers Trust Company, dated February 27, 2002, as amended, during the six month period commencing on the date the shares are issued, subject to extensions under limited circumstances.

As part of the Restructuring, the Issuer shall, no later than 30 days after the Restructuring Effective Date (or such longer period as may be agreed), convene an extraordinary general meeting to amend its Articles of Association to (1) include that unless adopted by at least 90% of the votes and share capital represented at the general meeting: (a) all shareholders of the Issuer will have pre-emptive (subscription) rights on a pro rata basis based on their shareholding with respect to any new share issuances, regardless of share class or other special rights attached to such new shares, by the Issuer after the Restructuring Effective Date; (b) no debt may be converted into equity of the Issuer; and (c) the foregoing provisions may not be amended without the approval of at least 90% of the votes and share capital represented at the general meeting; (2) pass a resolution to appoint new directors; and (3) amend the Issuer’s Articles of Association to include a provision so that the ordinary election term for the Board is two years with the first ordinary re-election to occur at the ordinary general meeting in 2014. Inverbeg has agreed as a Nominated Affiliate under the Restructuring Agreement to vote in favor of the resolutions described above.

It is not the intent of the Reporting Persons to control the Issuer following the extraordinary general meeting.  Inverbeg and each of the parties to the Restructuring Agreement have agreed that from the date on which they become, and to the extent they remain Restructuring Shareholders (as defined in the Restructuring Agreement), until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Persons are not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer. Other than with respect to those matters relating to the Restructuring described above, Inverbeg retains sole voting discretion with respect to the Common Shares held by it.

The above summary of the Restructuring Agreement and the Deed is qualified in its entirety by reference to the text of the Deed (which includes those portions of the Restructuring Agreement made available to Inverbeg), copies of which are attached hereto as Exhibit 99.2.

From the time when it acquired the Common Shares until the time of the adoption of the amendment of the Articles of Association of the Issuer at the extraordinary general meeting to be held no later than 30 days after the Restructuring Effective Date (or such later date as may be agreed) as required by the Restructuring Agreement, the Reporting Persons expressly affirm group status with respect to the actions Inverbeg and the other members of the group are obliged to perform under the Restructuring Agreement.

The following table lists all the members of the group, which will receive Common Shares pursuant to the Restructuring Agreement and which consists of the parties to the Restructuring Agreement and other undertaking agreements pursuant to which the Restructuring was effected:

Aktiebolaget Handel och Industri, Handelsbanken, (Nominated affiliate of Handelsbanken (Branch of Svenska Handelsbanken Ab (publ), Sweden))

Arctic Char Shipping, Inc.

Arctic Flounder Shipping, Inc.

Blue Lines Shipping (Nominated Affiliate of Heroic Taurus Inc., Heroic Regulus Inc., Heroic Elysion Inc. and Heroic Ursa Major)

BW Euroholdings Limited (Nominated Affiliate of Rainwood Company S.A., Acland Company S.A. and Gifford Company S.A.)

CAF First Limited (Nominated affiliate of The Export Import Bank of China)

Danmarks Skibskredit A/S

Danske Bank A/S

DBS Bank Ltd.

Deutsche Bank AG (London Branch)

Deutsche Bank AG Filiale Deutschlandgeschäft

FSL-25 Pte. Ltd.

FSL-26 Pte. Ltd.

HSH Nordbank AG

Inverbeg Shipping Ltd. (Nominated Affiliate of BNP Paribas)

Karei Shipping, Inc.

Keymax Maritime Co. Ltd. (Nominated Affiliate of A-1 Shipholding S.A.)

Kihada Shipping, Inc.

Koi Shipping, Inc.

Link Stork Marina S.A.

Maguro Shipping, Inc.

Majuro Ship Finance Co.

Mitsubishi Ore Transport (Torm Atlantic)

Mitsubishi Ore Transport (Torm Ocean)

Mitsubishi Ore Transport (Torm Pacific)

MK Centennial Maritime B.V.

MMSL Pte. Ltd. (Nominated Affiliate of Marubeni Corp.)

MPC Global Maritime Opportunities S.A., SICAF (Nominated Affiliate of Rio Lillehammer Schifffahrtsgesellschaft mbH & Co. KG and Rio Luxembourg Schifffahrtsgesellschaft mbH & Co. KG)

Nordea Bank Danmark A/S

Orient Line Co. Ltd (Nominated affiliate of Polestar Ship Line S.A.)

Principal Finance Investments Holding B.V. (Nominated Affiliate of MCI Tankers VIII Pte. Ltd.)

Safemarine Corp. S.A.

Shikishima Kisen K.K. (Nominated Affiliate of Ambitious Line, S.A.)

Shoei Kisen Kaisha

Skandinaviska Enskilda Banken AB (publ)

Solar Oceania Corp

Sumitomo Corporation

Sun Cordia Marine S.A.

T&T Marine S.A.

The Hongkong and Shanghai Banking Corporation Limited

Triton Navigation, B.V.

Unicredit Bank AG

Following the extraordinary general meeting to amend the Articles of Association of the Issuer, the Reporting Persons expect to disclaim group status.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.1, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.1 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Inverbeg has agreed to pay the Deferred Consideration under the Deed as described in Item 2 above.  The Deferred Consideration will be paid from any net sale proceeds realized by Inverbeg from the sale of the Common Shares.

ITEM 4. PURPOSE OF TRANSACTION

The response to Item 2 is incorporated by reference herein.

The Common Shares to which this statement relates were acquired for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Other than as described in this statement, none of the Reporting Persons nor, to their best knowledge, any of the persons listed in Exhibit 99.1 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
As of November 5, 2012, based solely on information provided by the Issuer, the total number of issued and outstanding Common Shares is 728,000,000, including 655,200,000 Common Shares issued pursuant to the Restructuring Agreement.

(b)
 As described in Item 2, as of November 5, 2012, the Reporting Persons have shared power to vote 655,200,000 Common Shares representing approximately 90.0% of the issued and outstanding Common Shares, and have the sole power to vote and dispose of, 33,719,621

Common Shares, representing approximately 4.6% of the issued and outstanding Common Shares, after giving effect to the Restructuring described in Items 2 and 4 hereof.  The Reporting Persons, however, hereby disclaim beneficial ownership of those shares with respect to which they do not have sole voting and dispositive power and which have been issued to the other creditors and their Nominated Affiliates under the Restructuring Agreement, and this Schedule 13D should not be construed as an admission that the Reporting Persons are, for any or all purposes, beneficial owners of such shares. Only the 33,719,621 Common Shares with respect to which the Reporting Persons have sole voting and dispositive power should be deemed to be beneficially owned by them.

(c)
Except as set forth in Item 2, none of the Reporting Persons, and to the best of their knowledge, none of the other persons named in response to Item 2 have effected any transactions in Common Shares during the past sixty days.

(d)
 Except as set forth in Item 2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 2 is incorporated by reference herein.

To the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1 Exhibit 99.2 Exhibit 99.3	Directors and Executive Officers of the Reporting Person Nominated Affiliate Deed Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2012
Inverbeg Shipping Limited

By:	/s/ John S. Denholm
	Name:	John S. Denholm
	Title:	Director

Inverie Shipping Limited

By:	/s/ John S. Denholm
	Name:	John S. Denholm
	Title:	Director

Kontiki Shipping Pte Ltd

By:	/s/ Lai Kwok Hong
	Name:	Lai Kwok Hong
	Title:	Director

Denholm Shipping Company Limited

By:	/s/ John S. Denholm
	Name:	John S. Denholm
	Title:	Director

J. & J. Denholm Limited

By:	/s/ John S. Denholm
	Name:	John S. Denholm
	Title:	Director